UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-09531-01

Telefónica Emisiones, S.A.U.

(Exact name of registrant as specified in its charter)

Distrito Telefónica,

Ronda de la Comunicación s/n,

28050 Madrid, Spain

+34 91-482 87 00

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Fixed Rate Senior Notes Due 2027 (TEF/27)

Fixed Rate Senior, Notes Due 2036 (TEF/36)

Fixed Rate Senior Notes Due 2038 (TEF/38)

Fixed Rate Senior Notes Due 2047 (TEF/47)

Fixed Rate Senior Notes Due 2048 (TEF/48)

Fixed Rate Senior Notes Due 2049 (TEF/49)

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☐
(for equity securities)
Rule 12h-6(c)	☒
(for debt securities)
Rule 12h-6(d)	☐
(for successor registrants)
Rule 12h-6(i)	☐
(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Telefónica Emisiones, S.A.U. (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on April 12, 2006.

B. The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding rules of the U.S. Securities and Exchange Commission (the “SEC”) for the 12 months preceding the filing of this form. The Company is permitted to omit financial statements by Rule 3-10 of Regulation S-X and is, therefore, exempt from the requirements of Section 13(a) and 15(d) of the Exchange Act pursuant to Rule 12h-5 of the Exchange Act.

Item 2. Recent United States Market Activity

The Company last sold debt securities in the United States in a registered offering under the Securities Act of 1933, as amended, on March 1, 2019, when it sold US$1,250,000,000 of its fixed rate senior notes due 2049 under the automatic shelf registration statement on Form F-3 filed with the SEC on April 20, 2018 (File No. 333-224360). These notes are unconditionally and irrevocably guaranteed by the Company’s parent company, Telefónica, S.A.

Item 3. Foreign Listing and Primary Trading Market

Not applicable.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

As of January 20, 2026, the following classes of registered debt securities of the Company (the “Notes”) are outstanding. The Company’s parent company, Telefónica, S.A., is the guarantor of the Notes.

Notes	Issuer	Guarantor	Number of record holders on a worldwide basis
Fixed Rate Senior Notes Due 2027 (TEF/27)	Telefónica Emisiones, S.A.U.	Telefónica, S.A.	154

Fixed Rate Senior Notes Due 2036 (TEF/36)	Telefónica Emisiones, S.A.U.	Telefónica, S.A.	160

Fixed Rate Senior Notes Due 2038 (TEF/38)	Telefónica Emisiones, S.A.U.	Telefónica, S.A.	59

Fixed Rate Senior Notes Due 2047 (TEF/47)	Telefónica Emisiones, S.A.U.	Telefónica, S.A.	91

Fixed Rate Senior Notes Due 2048 (TEF/48)	Telefónica Emisiones, S.A.U.	Telefónica, S.A.	56

Fixed Rate Senior Notes Due 2049 (TEF/49)	Telefónica Emisiones, S.A.U.	Telefónica, S.A.	64

The number of record holders of the aforesaid debt securities on a worldwide basis was determined on the basis of the records of the Depository Trust Company, Euroclear Bank SA/NV and Clearstream Banking SA as of November 14, 2025.

Item 7. Notice Requirement

The Company published notice of its intent to, among others, terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act on December 17, 2025 and used Bloomberg, Reuters and Dow Jones to disseminate the notice in the United States. In addition, the press release was posted to Telefónica, S.A.’s website and submitted by Telefónica, S.A. to the SEC on Form 6-K via EDGAR on December 17, 2025. The Company has published a further press release on the matter today.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Telefónica, S.A. will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, www.telefonica.com.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Telefónica Emisiones, S.A.U. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Telefónica Emisiones, S.A.U. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: January 20, 2026

Telefónica Emisiones, S.A.U.

By:	/s/ Carlos David Maroto Sobrado
Name:	Carlos David Maroto Sobrado
Title:	Joint and Several Director of Telefónica Emisiones, S.A.U. (administrador solidario)